Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2008

Edmonton, Alberta, February 5, 2009 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three and nine months ended December 31, 2008.

Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights (dollars in millions)

	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
	2008	2007	2008	2007
		restated (1)		restated (1)
Revenue	$258.6	$274.9	$797.8	$666.1
Gross profit	$51	$50.6	$142.9	$100.7
Gross profit percentage	19.7%	18.4%	17.9%	15.1%
Operating (loss) income	$(2.2)	$33.2	$47.8	$49.8
Net (loss) income	$(14.7)	$24.7	$3.2	$19.3

Consolidated EBITDA (2)	$47.9	$42.1	$120.9	$79.7
Capital spending	$9.4	$8	$84.9	$51.6

(1)	See “Restatement December 31, 2007” at the end of this release.

(2)
For a definition of Consolidated EBITDA (as defined within the revolving credit agreement) and reconciliation to net income see “Non-GAAP Financial Measures” at the end of this release.  Our use of the term “Consolidated EBITDA (as defined within the revolving credit agreement)” replaces the term “Consolidated EBITDA (per bank)” used in prior filings. The definition of Consolidated EBITDA has not changed.

The Company maintained solid operating performance in the three and nine months ended December 31, 2008, despite lower volume in the Pipeline division.

“Growing demand for our recurring oil sands services helped us offset the impacts of weaker construction markets and the third quarter fall-off in Pipeline revenues following completion of Kinder Morgan’s TMX Anchor Loop project,” said Rod Ruston, President and CEO. “Our solid operating performance, coupled with prudent cash management, contributed to the timely strengthening of our balance sheet. Our cash balance at December 31, 2008 was $42 million compared to $10 million of bank borrowings at September 30, 2008,” said Mr. Ruston.

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“Like most businesses, we are facing the effects of the global economic downturn. At times like this, businesses focus on reducing costs, controlling spending and conserving cash. Our industry is no different. A number of oil sands companies have announced reductions to their capital spending budgets, which has led to delays and deferrals to some of the early-stage development projects. Commercial and industrial construction activity has also slowed significantly in Western Canada. This business environment, coupled with the completion of our major TMX Anchor Loop project, will result in a decline in construction revenues.”

“In addition, we recorded a net loss of $14.7 million in the three months ended December 31, 2008 as a result of a $32.8 million goodwill impairment charge in the Pipeline segment.”

“On a more positive note, demand for the recurring services that support our customers’ on-going oil sands mining operations remains strong as evidenced by our results. This is the single largest part of our business and while we expect to see some near-term variability in the next few quarters, over the longer term, we expect recurring services revenue will continue to grow. This should help to offset some of the negative impacts we’re experiencing in other areas of our business.”

“In the short term, we are reviewing our cost structure to ensure our overhead costs are aligned with the lower activity levels expected in the next quarter and through the next fiscal year,” said Mr. Ruston.

Consolidated Results for the Three Months Ended December 31, 2008

Consolidated revenue for the three months ended December 31, 2008 was $258.6 million, compared to $274.9 million in the same period last year.  The $16.3 million decrease primarily reflects the completion of the TMX Anchor Loop project and reduced activity in commercial and industrial construction, partially offset by continued growth in oil sands activity levels.

Gross profit increased to $51.0 million or 19.7% of revenue, from $50.6 million or 18.4% of revenue, last year. The gross margin improvement reflects higher margins in all three segments, each of which benefited from project close-out activities and the processing of change orders.

The operating loss of $2.2 million resulted from a goodwill impairment charge of $32.8 million in the Pipeline segment.  The impairment charge reflects a less optimistic outlook for the Pipeline segment as a result of changing market conditions including increased competition. Excluding the impact of this charge, operating income would have been $30.6 million, compared to $33.2 million during the same period last year.

A net loss of $14.7 million (diluted loss per share of $0.41) was recorded for the three months ended December 31, 2008, compared to net income of $24.7 million (diluted

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earnings per share of $0.67) during the same period last year.  The net loss resulted from the impact of non-cash items including, the goodwill impairment charge and the net impact of unrealized foreign exchange losses and unrealized derivative financial instruments gains. Excluding these non-cash items, diluted earnings per share would have been $0.59 for the three months ended December 31, 2007, compared to $0.50 in the same period last year.

The bottom-line was enhanced by a one-time cash gain of $3.7 million, net of tax, in other income resulting from the cancellation of a US dollar interest rate swap at the option of the counterparties. The cancelled US dollar interest rate swap was one of three swaps that were established to manage the foreign currency and interest rate risk exposure associated with the Company’s 8 ¾% senior notes at the time of issuance.  The US dollar interest rate swap contained a cancellation option that the remaining two swaps do not. The counterparties to the swap exercised this cancellation option effective February 2, 2009. As a result of the cancellation, the Company’s annual interest expense will increase by US$6.3 million if the current three-month LIBOR rate remains unchanged until the senior notes mature in December 1, 2011.

In addition, the Company is now exposed to both interest rate and foreign currency risk.  Specifically, a 100 basis point increase (decrease) in the three-month US LIBOR rate will result in a US$2.0 million decrease (increase) in annual interest expense and a $0.01 increase (decrease) in the Canadian to US dollar exchange rate would result in a C$0.06 million decrease (increase) in annual interest expense, based on the December 31, 2008 three-month US LIBOR rate of 1.4%.

Consolidated Results for the Nine Months Ended December 31, 2008

Consolidated revenue increased to $797.8 million for the nine months ended December 31, 2008, a 19.8% gain over the same period last year. This improvement reflects strong activity levels in the oil sands, including a significant increase in demand for recurring services.

Gross profit increased 41.9% to $142.9 million, from $100.7 million a year ago, reflecting higher revenues and improved gross margin. Gross margin increased to 17.9%, up from 15.1% a year ago. This improvement primarily reflects the Pipeline segment’s return to profitability in the first half of fiscal 2009, the partial recovery of losses incurred on a Pipeline contract executed in fiscal 2007 and improvement in the management and purchasing of tires.

Operating income of $47.8 million, compared to $49.8 million last year, was impacted by the $32.8 million goodwill impairment charge. Excluding the impact of this non-cash charge, operating income would have increased by 61.8% to $80.6 million, reflecting the gross profit improvement and a slightly lower G&A expense as a percentage of revenue.

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The Company reported net income of $3.2 million (diluted earnings per share of $0.09), compared to net income of $19.3 million (diluted earnings per share of $0.52) last year. The year-over-year change reflects strong operating performance offset by non-cash items including the goodwill impairment charge and the net impact of unrealized foreign exchange losses and unrealized derivative financial instruments gains.  Excluding these non-cash items, diluted earnings per share would have been $1.29 for the nine months ended December 31, 2008, compared to $0.55 last year.

The nine-month results were also enhanced by the one-time cash gain of $3.7 million, net of tax, in other income resulting from the cancellation of the US dollar interest rate swap.

Segment Financial Highlights (dollars in millions)

Heavy Construction and Mining

	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
	2008	2007	2008	2007
Revenue	$198.6	$154.4	$564.1	$431.1
Segment profit	$38.5	$28.1	$86.4	$68.6
Segment profit percentage	19.4%	18.2%	15.3%	15.9%

For the three months ended December 31, 2008, Heavy Construction and Mining segment revenue increased to $198.6 million, a 28.6% improvement over the prior year. Project development activities at Petro-Canada’s Fort Hills project and Suncor’s Voyageur and Millennium Naphtha Unit projects, combined with strong demand for recurring site services work, including master services work at Albian’s Jackpine Mine and Muskeg River Mine, were the primary factors in this revenue growth. Recurring services have become an increasingly significant contributor to the Company’s revenues as more oil sands projects move into the stable, operational phase of their lifecycles. For the nine-month period, Heavy Construction and Mining revenue increased to $564.1 million, representing a year-over-year increase of 30.9%.

For the three months ended December 31, 2008, Heavy Construction and Mining segment margin increased to 19.4%, from 18.2% last year. This improvement reflects an increased percentage of higher-margin site services and site preparation work in the revenue mix.  Segment margin for the nine months ended December 31, 2008 decreased to 15.3% from 15.9%, primarily reflecting the negative impact of production challenges on a single project.

Piling

	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
	2008	2007	2008	2007
Revenue	$41.6	$43.8	$132.7	$121.7
Segment profit	$12.7	$11.4	$32.4	$31.7
Segment profit percentage	30.7%	26%	24.4%	26.1%

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For the three months ended December 31, 2008, Piling segment revenue was $41.6 million, compared to $43.8 million during the same period last year.  Weaker conditions in the commercial and industrial construction sectors were the key factor in this revenue change. For the nine-month period, Piling revenue increased to $132.7 million, a year-over-year improvement of 9.0%. Work on several major oil sands-related plant and upgrader projects was a significant contributor to the revenue growth during this period.

Despite lower revenue in the three months ended December 31, 2008, segment margins increased to 30.7%, from 26.0% last year. This improvement reflects the positive impact of change orders processed during the period. During the nine months ended December 31, 2008, an increased proportion of lower-margin, lower-risk time-and-materials projects resulted in the dilution of Piling segment margins to 24.4%, from 26.1% a year ago.

Pipeline

	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
	2008	2007	2008	2007
Revenue	$18.4	$76.7	$101	$113.3
Segment profit	$5.6	$12.9	$22.5	$14.2
Segment profit percentage	30.4%	16.9%	22.2%	12.5%

Successful completion of the TMX Anchor Loop project in October 2008 led to a rapid decline in Pipeline activity in the latter part of the current quarter. Pipeline segment revenue for the three months ended December 31, 2008 was $18.4 million, compared to $76.7 million in the same period last year when the project was operating at a peak activity level. For the nine months ended December 31, 2008, Pipeline achieved revenues of $101.0 million, compared to $113.3 million a year ago.

Although Pipeline segment profit for the three months ended December 31, 2008 decreased as a result of lower revenue, margins increased to 30.4%, from 16.9%, as final change orders for the TMX project were processed at the end of the project. Margins for the nine months ended December 31, 2008 also improved, increasing to 22.2% from 12.5% last year. In comparing the nine month Pipeline margin results, it is important to note that margins last year were negatively impacted by the recognition of $2.0 million in previously unrecognized costs related to a fixed-priced contract. Margins for the nine months of this year have subsequently benefited from the realization of $5.3 million in related claims revenue.  Excluding the impact of these items, margins for the nine months would have been 17.9%, compared to 14.3% a year ago.

Outlook

The Company’s customers have been impacted by the current extraordinary economic environment and have responded by controlling costs in both their capital and operating

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budgets. A number of large oil sands projects in the planning and early development phases have been delayed, including Suncor’s Voyageur expansion and Petro-Canada’s Fort Hills project. While the Company’s piling and industrial construction work on the Voyageur project was largely complete, the postponement of the Fort Hills project will likely have a negative impact on heavy construction and piling revenues going forward.

Oil sands projects in the operating or late development phases have been less affected by the current economic challenges. Unlike conventional oil operations, existing oil sands mining operations are less sensitive to changes in oil prices due to their immense up-front capital investment and relatively low operating costs. These projects need to be operated at full capacity in order to defray the high fixed cost and maintain low unit costs. Accordingly, the Company does not expect that long-term demand for recurring services provided in support of the ongoing efficient operation of oil sands mines will be negatively impacted by the current economic environment.  These recurring services, which include overburden removal, equipment and labor supply, mine infrastructure development and maintenance and land reclamation, are the core of the Company’s business and represented approximately 60% of oil sands revenue and 45% of consolidated revenues on a trailing 12-month basis to December 31, 2008. This was up from 50% of oil sands revenue and 37% of consolidated revenues during the same period last year.

The Company expects that long-term demand for recurring services will remain strong and continue to grow over time. However, management does anticipate increased variability in recurring services revenues throughout 2009 as customers balance production requirements with the need to achieve operational efficiencies. In addition, a near-term reduction in overburden removal revenues will result from a customer’s request to re-align NAEP’s overburden removal schedule with its own project start-up schedule.  The temporary overburden removal shutdown, which will be in effect until the end of April 2009, is not associated with the current economic climate but relates specifically to the timing of the customer’s start-up program.

The Company has redeployed equipment from this project to service other oil sands customers and lessen the impact to both parties. The Company believes its excellent customer relationships with the major oil sands producers and strong position on every site enabled it to undertake this type of redeployment quickly and effectively.

Commercial and industrial construction activity in Western Canada is expected to remain weak over the coming quarters, reducing demand for construction and piling services. Infrastructure-related construction activity is expected to be significantly stronger and could help to mitigate some of this impact. Canada’s federal government has recently earmarked $12 billion for “shovel-ready” infrastructure projects over the next two years, while the Province of Alberta has committed $120 billion to infrastructure improvements over the next 20 years.

Pipeline segment revenues are expected to decline in the next quarter as the TMX project has now been successfully completed. The Company is looking at several new pipeline

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opportunities to replace this revenue but does not expect to be involved in a major pipeline project in the near term.

“As we work through these challenging market conditions, we are continuing to leverage our strong market position, high quality equipment fleet and experienced management team to secure profitable business.  Concurrently, we are enhancing our competitive position by working proactively with suppliers and reviewing our internal cost structures to realize additional cost savings,” said Mr. Ruston. “Overall, we believe these actions, coupled with the opportunities for recurring services, will enable us to manage effectively through the current economic uncertainty.”

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its third quarter, 2009 fiscal year financial results tomorrow, Friday, February 6, 2009, at 8:30 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054

A replay will be available through February 28, 2009 by dialing:

Toll Free: 1-877-660-6853 International: 1-201-612-7415 (Account: 286 Passcode: 311605)

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Interim Consolidated Balance Sheets

(In thousands of Canadian dollars)	December 31, 2008	March 31, 2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$42,309	$32,871
Accounts receivable	143,248	166,002
Unbilled revenue	60,657	70,883
Inventory	15,210	110
Prepaid expenses and deposits	6,817	9,300
Other assets	—	3,703
Future income taxes	2,488	8,217
	270,729	291,086
Future income taxes	13,317	18,199
Assets held for sale	1,206	1,074
Plant and equipment	338,749	281,039
Goodwill	167,319	200,072
Intangible assets, net of accumulated amortization of $2,927 (March 31, 2008 — $2,105)	1,306	2,128
	$792,626	$793,598

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$93,321	$113,143
Accrued liabilities	29,872	45,078
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	6,842	4,772
Current portion of capital lease obligations	10,202	4,733
Current portion of derivative financial instruments	12,226	4,720
Future income taxes	10,387	10,907
	162,850	183,353
Deferred lease inducements	862	941
Capital lease obligations	12,962	10,043
Director deferred stock unit liability	380	190
Senior notes	244,214	198,245
Derivative financial instruments	55,774	93,019
Asset retirement obligation	470	—
Future income taxes	25,269	24,443
	502,781	510,234
Shareholders’ equity:
Common shares (authorized — unlimited number of voting and non-voting common shares; issued and outstanding — 36,038,476 voting common shares (March 31, 2008 — 35,929,476 voting common shares)	299,973	298,436
Contributed surplus	4,993	4,215
Deficit	(15,121)	(19,287)
	289,845	283,364

	$792,626	$793,598

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Interim Consolidated Statements of Operations, Comprehensive (Loss) Income and Deficit
(in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,

	2008	2007	2008	2007
		Restated		Restated

Revenue	$258,565	$274,894	$797,836	$666,096
Project costs	129,912	167,323	433,504	397,262
Equipment costs	55,549	44,231	162,146	131,582
Equipment operating lease expense	11,934	4,825	30,317	12,329
Depreciation	10,178	7,885	29,004	24,179
Gross profit	50,992	50,630	142,865	100,744
General and administrative costs	19,156	17,009	57,717	48,996
Loss on disposal of plant and equipment	1,022	5	3,778	850
Loss on disposal of asset held for sale	—	—	24	316
Amortization of intangible assets	268	443	822	766
Impairment of goodwill	32,753	—	32,753	—
Operating (loss) income before the undernoted	(2,207)	33,173	47,771	49,816
Interest expense	6,774	7,399	19,663	20,333
Foreign exchange loss/(gain)	32,504	(1,784)	39,099	(33,136)
Realized and unrealized (gain)/loss on derivative financial instruments	(26,523)	(4,510)	(21,171)	36,690
Other income	(5,343)	(115)	(5,364)	(351)
(Loss) income before income taxes	(9,619)	32,183	15,544	26,280
Income taxes
Current income taxes	1,779	8	1,842	29
Future income taxes	3,301	7,469	10,527	6,951
Net (loss) income and comprehensive (loss) income for the period	(14,699)	24,706	3,175	19,300
Deficit, beginning of period — as previously reported	(422)	(64,477)	(19,287)	(55,526)
Change in accounting policy related to financial instruments	—	—	—	(3,545)
Change in accounting policy related to inventory	—	—	991	—
Deficit, end of period	$(15,121)	$(39,771)	$(15,121)	$(39,771)
Net (loss) income per share — basic	$(0.41)	$0.69	$0.09	$0.54
Net (loss) income per share — diluted	$(0.41)	$0.67	$0.09	$0.52

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Interim Consolidated Statements of Operations, Comprehensive (Loss) Income and Deficit
(in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,

	2008	2007	2008	2007
		Restated		Restated

Cash provided by (used in):
Operating activities:
Net (loss) income for the period	$(14,699)	$24,706	$3,175	$19,300
Items not affecting cash:
Depreciation	10,178	7,885	29,004	24,179
Write-down of other assets to replacement cost	—	—	—	1,848
Amortization of intangible assets	268	443	822	766
Amortization of deferred lease inducements	(26)	(26)	(79)	(78)
Loss on disposal of plant and equipment	1,022	5	3,778	850
Loss on disposal of assets held for sale	—	—	24	316
Impairment of goodwill	32,753	—	32,753	—
Unrealized foreign exchange loss/(gain) on senior notes	32,509	(1,612)	38,825	(32,626)
Amortization of bond issue costs, premiums and financing costs	219	162	577	669
Unrealized change in the fair value of derivative financial instruments	(27,189)	(5,177)	(23,172)	34,688
Stock-based compensation expense	497	276	1,803	1,023
Accretion expense — asset retirement obligation	53	—	159	—
Future income taxes	3,301	7,469	10,527	6,951
Net changes in non-cash working capital	24,377	(1,294)	(10,702)	3,531
	63,263	32,837	87,494	61,417
Investing activities:
Acquisition, net of cash acquired	—	—	—	(1,581)
Purchase of plant and equipment	(9,369)	(8,021)	(84,895)	(51,566)
Additions to assets held for sale	(350)	—	(350)	(2,248)
Proceeds on disposal of plant and equipment	3,173	120	7,821	4,036
Proceeds on disposal of assets held for sale	—	—	194	10,200
Net changes in non-cash working capital	(2,068)	(18,976)	3,191	(4,727)
	(8,614)	(26,877)	(74,039)	(45,886)
Financing activities:
Cheques issued in excess of cash deposits	(311)	—	—	—
(Decrease) increase in revolving credit facility	(10,000)	20,000	—	(500)
Repayment of capital lease obligations	(2,029)	(900)	(4,719)	(2,508)
Issue of common shares	—	859	—	1,599
Stock options exercised	—	—	702	—
Financing costs	—	(7)	—	(774)
	(12,340)	19,952	(4,017)	(2,183)
Increase in cash and cash equivalents	42,309	25,912	9,438	13,348
Cash and cash equivalents, beginning of period	—	(4,669)	32,871	7,895
Cash and cash equivalents, end of period	$42,309	$21,243	$42,309	$21,243

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Restatement December 31, 2007

In preparing the financial statements for the year ended March 31, 2008, we determined that the previously issued interim unaudited consolidated financial statements for the three and nine months ended December 31, 2007 did not properly account for an embedded derivative with respect to price escalation features in a supplier maintenance contract.

The embedded derivative has been measured at fair value and included in derivative financial instruments on the consolidated balance sheet with changes in fair value recognized in net income. The impact of this restatement on the Interim Consolidated Balance Sheet as at December 31, 2007 is a $0.2 million reduction to future income taxes (long-term assets), a $0.6 million reduction to derivative financial instruments and a $0.4 million improvement to deficit. The impact on the Interim Consolidated Statement of Operations and Comprehensive (Loss) Income  for the three and nine months ended December 31, 2007 is an adjustment to unrealized income on derivative financial instruments and income tax expense. For the three months ended December 31, 2007, this resulted in a reduction to net income of $0.7 million (restated as net income of $24.7 million) a reduction to basic earnings per share of $0.02 (restated as $0.69 earnings per share) and a reduction to diluted earnings per share of $0.02 (restated as $0.67 earnings per share). For the nine months ended December 31, 2007, this resulted in an increase to net income of $2.2 million (restated as a net income of $19.3 million), an increase to basic earnings per share of $0.06 (restated as $0.54 earnings per share) and an increase to diluted earnings per share of $0.06 (restated as $0.52 earnings per share).

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this press release is Consolidated EBITDA (as defined within the revolving credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with Canadian GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA (as defined within the revolving credit agreement)

Consolidated EBITDA is a measure defined by our revolving credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income. Our revolving credit agreement requires us to maintain a minimum interest

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coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under Canadian GAAP or U.S. GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for our working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. Our use of the term “Consolidated EBITDA (as defined within the revolving credit agreement)” replaces the term “Consolidate EBITDA (per bank)” used in prior filings. The definition of Consolidated EBITDA has not changed.

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A reconciliation of net (loss) income to Consolidated EBITDA (as defined within the revolving credit agreement) is as follows:

	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
	2008	2007	2008	2007
		restated		restated
Net (loss) income	$(14.7)	$24.7	$3.2	$19.3
Adjustments:
Interest expense	$6.8	$7.4	$19.7	$20.3
Income taxes	$5.1	$7.5	$12.4	$7.0
Depreciation	$10.2	$7.9	$29.0	$24.2
Amortization of intangible assets	$0.3	$0.4	$0.8	$0.8
Unrealized foreign exchange loss (gain) on senior notes	$32.5	$(1.6)	$38.8	$(32.6)
Realized and unrealized (gain) loss on derivative financial instruments	$(26.5)	$(4.5)	$(21.2)	$36.7
Loss on disposal of equipment and assets held for sale	$1.0	$0.0	$3.8	$1.2
Stock-based compensation	$0.4	$0.3	$1.6	$1.0
Write down of other assets to replacement cost	$-	$-	$-	$1.8
Impairment of goodwill	$32.8	$-	$32.8	$-
Consolidated EBITDA	$47.9	$42.1	$120.9	$79.7
(as defined in the revolving credit agreement)

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this document.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe”, "expect”, "anticipate”, "intend”, "plan”, "estimate”, "should”, "may”, "objective”, "projection”, "forecast”, "continue”, "strategy”, "position” or the negative of those terms or other variations of them or comparable terminology.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to vary from those expressed or implied in the forward-looking information in this document.

Examples of such forward looking information in this document include but are not limited to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets and demand for the Company’s services, including (1) demand for recurring services becoming more variable over the short term but continuing to grow over the longer term, (2) commercial and industrial construction activity in Western Canada remaining weak over the coming quarters, reducing demand for construction and piling services and (3) infrastructure

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related construction activity being significantly stronger and mitigating some of the reduced activity in commercial and industrial construction; is subject to the risks and uncertainties that; there could be a further downturn in the Canadian energy industry due to fluctuations in oil prices, anticipated major projects in the oil sands may or may not materialize due to changes in the long term view of oil prices, insufficient pipeline upgrading and refining capacity and/or insufficient governmental infrastructure to support the growth in the oil sands region could cause customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, cost overruns by customers on their projects may cause customers to terminate future projects and projects funded by government spending may not materialize; and is based on the assumption that long term views of the economic viability of oil sands projects will not significantly change; and

(B) information related to the future performance of the Company, including (1) lower activity levels expected in the next quarter and through the next fiscal year, (2) the postponement of the Fort Hills project having a negative impact on heavy construction and piling revenues going forward (3) the Pipeline segment revenues declining in the fourth quarter, (4) a near-term reduction in overburden removal revenues, (5) management’s ability to continue leveraging the Company’s strong market position, high quality equipment fleet and experienced management team to secure profitable business, (6) management’s ability to enhance the Company’s competitive position by working proactively with suppliers and reviewing internal cost structures to realize additional cost savings and (7) management’s ability to manage the business effectively through the current economic uncertainty; is subject to the risks and uncertainties that; the Company may be unsuccessful when new projects are tendered, the Company could lose a customer and suffer a significant reduction in business, the Company may be exposed to losses when estimates of project costs are lower than actual costs or work is delayed due to weather-related factors, the Company may be unable to attract qualified personnel, the Company may be unable to obtain equipment and tires, the Company may not be able to secure financing at a reasonable cost for equipment purchases; and is based on the assumptions that the Company is successful in the bidding process, the Company can continue to execute profitably under its contracts and the Company can secure financing for equipment purchases.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimated expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can

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be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Form ”Management’s Discussion and Analysis” filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the United States Securities and Exchange Commission (SEC) and the Canadian Securities Administrators (CSA). You may obtain these documents for free by visiting the IDEA System on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca